Filed by Constellation Energy Group, Inc.
(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act Of 1934

Subject Company:
FPL Group, Inc.
(Commission File No. 1-008841)

Forward-Looking Statements.  This report contains, in addition to statements of historical fact, certain forward-looking statements.  These forward-looking statements relate to, among other things, the proposed merger and the combined company and involve risks and uncertainties.  Actual results could differ from those currently anticipated due to a number of factors.  Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates.  There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all.  Factors that could cause the merger to be delayed or to failed to close at all include: the failure to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Constellation Energy Group, Inc. (“Constellation”) or FPL Group, Inc. (“FPL”) stockholders to approve the transaction; a material adverse change in the business, assets, financial condition or results of operations of Constellation or FPL; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the Securities and Exchange Commission by both Constellation and FPL.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Constellation at www.constellation.com/investors.  Investors and security holders may obtain free copies of the documents filed by FPL at www.fplgroup.com/investor.  Neither Constellation nor FPL assumes any responsibility to update any forward-looking statements as a result of new information or future developments except as expressly required by law.

Additional Information and Where to Find It.  Constellation and FPL intend to file a registration statement of Constellation on Form S-4 containing a joint proxy statement/prospectus of Constellation and FPL, which will include material relating to the meetings of shareholders to vote on the approval of matters related to the merger.  Investors and security holders of Constellation and FPL are urged to read the joint proxy statement/prospectus to be filed by Constellation and FPL and other relevant materials when they become available because they will contain important information about Constellation, FPL and the proposed transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov.  In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtain free of charge from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, Maryland 21202, or from FPL, Shareholder Services, P.O. Box 14000, 700 Universe Blvd., Juno Beach, Florida 33408-0420.

No Offer or Solicitation.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, not shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation.  Constellation, FPL and their respective executive officers and directors may be deemed, under the rules of the Securities and Exchange Commission, to be participants in the solicitation of proxies from Constellation’s and/or FPL’s shareholders with respect to the proposed transaction.  Information regarding the officers and directors of Constellation is included in its 2004 Form 10-K and the definitive proxy statement for its 2005 annual meeting filed with the Securities and Exchange Commission on April 13, 2005.  Information regarding the officers and directors of FPL is included in its 2004 Form 10-K and the definitive proxy statement for its 2005 annual meetings filed with the Securities and Exchange Commission on April 5, 2005.  Information regarding J. Brian Ferguson, a director of FPL elected since the date of the filing of the 2005 definitive proxy statement, can be found in FPL’s filing on Form 10-Q dated August 4, 2005.  More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the joint proxy statement/prospectus and other materials to be filed with the Securities and Exchange Commission in connection with the proposed transaction.

Conference Call Transcript

FPL Group and Constellation Energy to Merge, Creating Nation’s Largest Competitive Energy Supplier and Its Second-largest Electric Utility

Event Date/Time: Dec. 19. 2005 / 9:00AM ET

PRESENTATION

Jim von Riesemann  - FPL Group, Inc. - Director of IR

Good morning, everyone. We welcome all of you have joined us here in New York and those that are participating via telephone and webcast. I am Jim von Riesemann, Director of Investor Relations for FPL Group. Before we begin the presentation let me remind you that our comments today include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These risks, as well as other risks associated with the merger will be more fully discussed in the joint proxy statement and prospectus that will be included in the registration statement on form S-4 that the companies will file with the SEC in connection with the proposed merger. It is important to recognize that in certain instances in this presentation we have adjusted actual financial results, prepared in accordance with GAAP, for certain items including special items and certain economics nonqualifying hedges. We have also provided earnings estimate in terms of adjusted earnings, excluding special items and certain economic nonqualifying hedges. A reconciliation of adjusted information to GAAP is included either on the slide where the information appears or in the appendix to this presentation.

This communication is not a solicitation of a proxy from any security holder of Constellation Energy or FPL Group. Constellation Energy intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement and a prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Constellation Energy and FPL Group.

And now I would like to turn over the call to Lew Hay, Chairman, President and Chief Executive Officer of FPL Group who will cover our agenda and introduce the other speakers.

Lew Hay  - FPL Group, Inc. - Chairman, President & CEO

Thank you, Jim. Good morning, everyone. I want to first thank you all for joining us today. It is an exciting and momentous day for our two companies, and indeed for the energy industry as a whole. On the dais with me today from Constellation Energy is Mayo Shattuck, Chairman and Chief Executive Officer; Follin Smith, Executive Vice President, Chief Financial Officer and Chief Administrative Officer; I am also joined by Moray Dewhurst, Vice President of Finance and Chief Financial Officer of FPL Group.

I will start the presentation with an introduction and overview, Mayo will follow with a discussion of the unique growth platform that is being created by this combination. Follin will then cover the financials. I will come back at the end to wrap up and moderate the questions and answers.

So let’s get started with slide seven. Before I describe the deal that we have struck and explain why I believe it is good for both sets of shareholders, I would like to take a moment to set the stage for you. Mayo and I are bringing together two of the strongest and most successful companies in our industry. Both companies under their current management teams have posted strong track records through some of the most challenging times our industry has seen. And both can look forward to some of the best growth prospects in that industry. Neither company needs to do a deal to be very successful, but neither Mayo nor I are content to leave it at that. We see the possibility to build what we truly believe will be the best competitive energy company for the future.

This is not a deal that is about the next two or three years, although I think you’ll agree that it will look very good in the short term. But it’s about building a superior position for the long haul. It’s about skills, scale and scope. The new company we are creating will have more capabilities at a larger scale and in more areas than any other. We are both convinced from our separate experiences that this is the path to long-term value creation. We will have more opportunities accessible to us and more capability to grasp them as a rapidly changing industry evolves. That will mean more value at a very moderate risk profile for our shareholders. That’s our goal.

I and other members of our senior management team have spent considerable time with our counterparts at Constellation Energy. I personally have come to know Mayo quite well over the last several years, having served alongside him on several industry organizations and on the Board of Directors of Capital One Corporation. I have a lot of respect for his business vision and his leadership, his practical approach to issues, his dedication to operating excellence and his commitment to shareholder value. We believe that the two cultures of our Company are highly compatible and that this combination will be good for our employees, our customers and our shareholders.

Let me now take a moment and briefly describe the key terms of the deal. This merger was structured as a modified merger of equals. Each share of FPL Group will be exchanged for one share of Constellation Energy after the merger. And each share of Constellation Energy will be converted into 1.444 shares of Constellation Energy after the merger. I think that is a number Mayo and I will remember for the rest of our lives. The tax-free, all stock transaction provides a premium of approximately 15% to Constellation Energy shareholders. At closing FPL shareholders will own approximately 60% of the combined Company and Constellation Energy shareholders will own approximately 40%. The combined Company will be named Constellation Energy. I will serve as Chief Executive Officer, and Mayo will service Chairman of the Board. The new 15 member Board of Directors will consist of nine directors who will be nominated by FPL Group and six directors who will be nominated by Constellation Energy. We will have dual headquarters in Baltimore, Maryland and Juno Beach, Florida. Several senior executives, including Mayo and I, will have offices at both locations. Board meetings with essentially alternate between Maryland and Florida.

The competitive supply, fleet output, management and risk management operations will reside in Baltimore. Florida Power & Light will be continued to be headquartered in Juno Beach, and Baltimore Gas and Electric will be located in Baltimore. Fossil and renewable generation will be headquartered in Juno Beach.

I’d also like to make a few statements about organization. While many decisions regarding organization and resulting personnel moves awaits further definition, we have agreed on a number of key roles. As I mentioned I will be the CEO of the combined company. In addition to his role as Chairman of the Board, Mayo has agreed to initially lead the new competitive energy business, which will contain all the market facing and related functions supporting our positions in competitive retail and wholesale markets.

One of our key paths here will be to ensure that we are building the very best combination we can to compete effectively across the board, and I am delighted that Mayo has agreed to lead this effort. As CEO of Constellation Energy he has set his stamp in this area with tremendous success, and we will all be well served by his focus on taking our combined existing capabilities to the next level. He will continue to be supported by Tom Brooks as Chairman of the Commodities Group. Responsibility for the combined generation platform and oversight and coordination of the two regulated utilities will be assigned to Jim Robo. Jim has done an outstanding job for us in building FPL Energy, and I look forward to him shifting his focus to extracting value from the combination of two great generation portfolios and two great utilities.

Our two regulated utility businesses will continue to be headed by the respective leaders, Armando Olivera in the case of Florida Power & Light and Ken DeFontes in the case of Baltimore Gas and Electric. Mike Wallace who currently has responsibility for Constellation’s generation portfolio will focus his attention on how to apply the fleet model to a much larger generation portfolio and particularly to apply his extensive nuclear experience to the integration of our nuclear fleet and to our strategy in approaching new nuclear opportunities.

Follin Smith will serve as our Chief Financial Officer and Chief Administrative Officer. Follin has done an outstanding job for Mayo in his role, and I look forward to working much more closely with her in the future. Finally, Moray Dewhurst has agreed to focus his initial efforts on transition and integration. Effective integration will be critical to extracting the synergies that we all believe are there to be had, and I thank Morey for agreeing to take on this task.

As we move forward, we expect to begin planning for the new enterprise in more detail. In additional announcements about the organization and personnel will follow. Mayo and I are committed to selecting the right organization and the right people for the combined Company. And the spirit of the right person for the right job will prevail.

Now I would like to give you my view of what we are setting out to create with this merger. At the risk of oversimplifying, we can boil it down into three elements. First, this deal is all about creating the premier competitive energy business, operating wherever competitive markets are functional and offering great growth prospects and a balanced risk profile. This will truly be a unique business, but it will be coupled with two other key elements, a solid base of stable growing earnings and cash flow coming from two outstanding state regulated utilities, and the strongest balance sheet in the industry. We believe this new entity will be both unique and compelling.

Let me say a little more about the competitive energy business, which is the primary driver of this transaction. We have seen in our own experience and the Constellation Energy team has seen in their experience that skills, scale and scope are critical to long-term success in the rapidly evolving competitive energy business. With this transaction we are building an entity that is uniquely positioned for success in those markets. We will have diversity in our customer mix in terms of size, geography and contract length. We’ll have the analytical and executional capability to meet the varying needs of those different customers through the best hedging, portfolio optimization and risk management platform in the business.

And the supply needs of that platform will be met through a diverse portfolio of owned generation and purchased power. The tight integration of supply and demand means that a higher proportion of the value chain is available for optimization and capture. We will be positioned to create value all along the value chain. On the demand side we will be the clear market leader in both competitive retail and in key wholesale markets, including New England and PJM . We will also be the largest provider of renewable energy credits for green tax, coupled with a sales channel that can direct those assets to their most valuable uses. On the supply-side we will have strong regional portfolios in those same key wholesale markets. Good diversity of fuels and dispatch points and we will have the leading wind position in the nation. The combination of our two portfolios allows, will allow us together to reach the scale and scope we see far, far quicker than either one of us can be expected to do it on our own.

I said that the primary driver of this transaction is our mutual desire to build the premier competitive energy business. But we will also be building a bigger, stronger and more diversified portfolio of regulated business. Together we will serve well over 5 million retail customers with their electricity needs. We will have a solid base of growing earnings and cash flow, and we will have a good balance both within the regulated utility portfolio and between that portfolio and the competitive energy business. Over time we expect to see both companies’ regulated businesses become stronger through the sharing of best practices.

While the greatest benefit of this transaction will come from the deregulated side, we also see benefits for customers of the regulated businesses in both Florida and Maryland even though there were some distance between the service territories. Enhanced balance sheet strength will increase the financial stability of the Company. Customers will benefit from modest, direct cost savings. While we will not see the benefits of common fleet management and field force deployment that neighboring utilities can expect in a merger, we will see the benefits from common approaches to areas like procurement, engineering, information systems and support services over time as we leverage the functions across a larger base.

We also see opportunities from proven reliability through the sharing of best practices over time. The mutual support each company can deliver should also prove to be valuable to our customers. Florida customers will further benefit from nuclear scale as we combine two strong off nuclear operators which will drive greater output efficiency and lower cost per unit. We also see the potential benefit of bringing Constellation Energy’s coal expertise to Florida as we evaluate alternatives to meet the rapidly rising demand in Florida while maintaining and building fuel diversity.

Putting all the pieces together the new Company will have multiple tangible growth opportunities and Mayo will tell you a lot more about those in just a minute. But of course the growth will be enhanced by meaningful synergies. The vast majority of these will come from the competitive energy side, but there will be long-term benefits on the utility side, as well both for shareholders and for our customers. We believe this will be one of those unique deals where there are real synergies in terms of revenue expansion, as well as cost and efficiency improvements. Mayo will talk about the revenue synergies and Follin will talk more about the cost synergies.

Finally, we will see more investment opportunities and we will be better placed to pursue them than either one of us would be on our own. Ultimately, this will translate to expanded opportunities to deploy new capital wisely and our combined balance sheet will be plenty strong enough to support us in this area. But again, we are not reflecting this extra benefit in our numbers at this stage. As I indicated, we will have a very strong balance sheet, and the overall financial strength to support our growth plans. I don’t think I need to remind you that both our management teams have been very focused on financial strength and discipline for many years. We believe this is an important for long-term shareholder value creation, and we will continue to be disciplined in our approach to new capital deployments. Financial strength provides us the flexibility to manage through the inevitable cycles in our industry, and it puts us in a position to move quickly when opportunities present themselves. The combination that we are announcing today will create a Fortune 100 Company and an industry leader. I’m not going to read all the statistics on the slide; you can see them well enough; but I think you’ll agree that this transaction will place us in an advantaged position in our industry.

In the end, of course, it’s not where we stack up in the league tables that matter. Even though scale is significant in our economics. Instead, it is how we make use of our resources to create and grow profitable streams of business that will lead to shareholder value creation. Mayo and I firmly believe we will have the best growth platform in the business founded on a solid base of regulated utility earnings and cash flow and supported by the strongest balance sheet in the industry. Let me now turn it over to Mayo to describe just why we are so excited about the growth prospects for the combined Company.

Mayo Shattuck  - Constellation Energy - Chairman, President & CEO

Thank you, Lew, and good morning everyone. The creation of a new enterprise that has multiple diverse sources of growth is at the heart of what we’re setting out to accomplish here. I am convinced that we’ll offer the best growth platform in the industry when our two companies combine forces with more diverse channels of growth than any other company. Each of our companies independently enjoy good growth prospects and together we will be better and stronger. Before I describe that growth platform, though, I want to add a few words to Lew’s opening remarks. Over the past several years I have gained tremendous respect for Lew and his success at FPL Group. As he suggested over this time we have seen each other often in the context of our industry board positions. We share a strategic vision as to what it means to be an end game player in this industry. And with this merger we achieve that vision. I have a tremendous amount of confidence that Lew will take this great platform with strong leadership, will lead this great platform with strong leadership and strategic insight.

Turning to slide 18, let me walk you through the channels of growth that will be available to us. Starting at the bottom, the new Company will be founded on the strong base of growing earnings and cash flow from two great state regulated utilities. On top of this solid base we will have significant opportunities for margin expansion in our competitive generation fleet. As lower-priced hedges and contracts roll off in the coming years, we will see major additions to our generation fleet gross margin. In addition, we will see operational synergies for managing a larger, integrated fleet and we expect the sharing of best practices to lead to better reliability and higher net capacity factors.

On top of margin expansion in existing plants, we expect to see growth coming from the addition of new generation assets. We will have the leading wind portfolio, and we expect these businesses to continue to grow rapidly over the next few years. Looking further out, we will be extremely well positioned for new nuclear as that market develops.

We will manage the output of our growing generation fleet through the industry’s best competitive supply and risk management platform which in turn will add value to our fleet. Within competitive supply we expect three main drivers of growth. First, we see portfolio scale creating more opportunity. Second we expect to continue to grow share in competitive markets, and third, we see additional opportunities for expanding our activities in other commodities tightly related to our Florida power business, especially gas and coal. We will continue to be the industry’s number one competitive retail provider, and we see growth here both through continued market growth as the switched market continues to expand over time and through market share gains.

The nice thing about growth here, as well as in wholesale, is that it doesn’t require much incremental capital. Finally, we expect to be able to add to all this essentially organic growth through productive, new capital deployments. Both our management teams have demonstrated track records of prudently seeking opportunities for existing skills to be leveraged. And both of us can point to examples of good deals we have done as well as deals we have stayed away from. We will continue to be prudent and disciplined in looking at ways to deploy capital, and I firmly believe we will see more opportunities, and we will be better positioned to take advantage of them as a combined enterprise.

Let me take a few moments to walk you through some examples of the breadth and diversity of our growth opportunities. First, I mentioned that the foundation of the new Company will be the two state regulated utilities. These are two excellent businesses. FPL and BGE both received JD Powers customer satisfaction scores in the top quartile in the industry. On a cost side BGE is in the top decile, and FPL is without peer. Together these two businesses give us a solid, balanced balance sheet on which to build. Anyone who follows FPL will be familiar with the Florida growth story. Florida’s economy continues to outpace the national averages. The state is an attractive place to live and work which continues to draw people to it. Over long period of time Florida Power & Light has been able to grow sales and earnings in the 3 to 5% range, and we expect this trend to continue for at least the next several years.

We are on slide 21. I mentioned generation margin expansion as a source of growth. Both companies historically have taken prudent actions to hedge their long physical assets positions. As a result both companies today have significant margin expansion as lower-priced hedges and contracts roll off and are replaced at market prices. For Constellation Energy we see growth margin for the mid-Atlantic fleet increasing about 50% from $800 million in 2005 to nearly $1.2 billion in 2008. As you know, Constellation Energy manages its mid-Atlantic fleet to a highly hedged and balanced position over roughly three-year forward period. These projections shown here represent the highly hedged position. We will not see the full value of today’s commodity price environment until 2011 when legacy, most of the legacy hedges will have rolled off the mid-Atlantic fleet.

Constellation Energy is also driving gross margin expansion through productivity initiatives that reduce outage days and increase the output of the plant through power upgrade. For FPL Group a similar dynamic will start to show up in the 2007 results. Growth margin for FPL Energy’s merchant generation in total is expected to increase by almost 50% from nearly $700 million in 2006 to about $1 billion in 2008 due to higher power prices.

Looking beyond 2008 we see additional growth potential as PPAs on some of our nuclear units come up for renewal. The combined Company will have the largest wind generation portfolio in the country. As any of you who follow FPL Group will know expansion of the profitable and attractive wind generation business is a key source of growth. By the end of this year FPL Group will have over 3200 megawatts in operation and expects to add 625 to 750 megawatts each year for the next two years.

We are now on slide 23. Another source of growth will be wholesale competitive supply. FPL Group has an emerging wholesale competitive supply position and Constellation Energy is the national leader. Our business has been growing rapidly and we expect it to continue to grow as we increase market share in our target markets and apply our power load serving expertise to serve customers in other commodities like natural gas and coal.

We harvest incremental value as we take advantage of portfolio scale and optionality. Growth in this area is particularly leveraged because it does not require a lot of new capital. The merging of our respective portfolio position, the combined enterprise to capture even greater value from portfolio management activity.

On slide 24 the last piece is retail competitive supply growth. Constellation NewEnergy is the nation’s leading competitive supplier of power to commercial and industrial companies, including 72 of the Fortune 100. We anticipate the combined entity and enjoying good growth prospects in this area as customers switch and new markets open to competition, we will continue to be well positioned to grow volume and margins. While our percentage growth rate will inevitably come down over time, the contribution to income growth will remain strong. Like wholesale supply, the capital requirements to support this growth are relatively modest.

We have attractive growth drivers. But this transaction is much more than addition. We believe the combination of these two growth platforms will be revolutionary for deregulated energy markets in America. As you start to look more closely, I think you’ll agree that the combination of our complementary skills and strengths will be synergistic in the truest sense of the word. Each Company brings excellence in different ways to this combination. Constellation Energy brings the highest customer facing, competitive supply market share and best risk management platform in the business but has limited generation capacity in ERCOT and NEPOOL. FPL Group has meaningful deregulate generation in these markets but a small customer load serving business relative to the size of its generation. Fitting these together will be good for both portfolios. As another example, the companies bring together two well-run nuclear programs, increased scale offers significant cost and operating synergies and an increased depth of resources and talents. It also provides a larger foundation to pursue continued nuclear consolidation and to potentially develop a new nuclear program.

Finally, these two management teams are highly compatible in terms of a relentless focus on cost and operational efficiency. We expect to leverage each other’s specific skills in sharing of best practices in both costs and operational efficiency.

On slide 26, this chart illustrates how well the Company’s assets and skill bases will combine. As you know, Constellation Energy has built the strongest and most successful market facing position in the competitive energy space. FPL Group has modest positions in competitive retail and in wholesale load following transactions, but this has not been a major area of focus for them. We are compatible and we can leverage our positions. In generation FPL Group’s portfolio is roughly three times Constellation Energy’s size; we are roughly equal in nuclear and FPL Group has the nation’s leading wind position. Scale matters in generation and we will both gain from combining the portfolios. In regulated utility operations both sides contribute strong businesses but clearly FPL Group’s state regulated utility is larger and growing more rapidly than BGE. But both businesses will benefit from the combination. Scale is less important in transmission and distribution operations, but it still matters, and we expect to take advantage of that.

Finally, both companies are supported today by strong balance sheets and the combination will be stronger than either stand-alone entity. On slide 27 this chart expands on the complementary nature of Constellation Energy’s market facing front end and FPL Group’s deregulated generation fleet. In NEPOOL, for example, Constellation Energy serves about 9800 peak megawatts but does not have any generation capability. FPL Group owns about 2800 megawatts of generation, including Seabrook and Maine Hydro, but serves only 900 peak megawatts of load. In ERCOT combining Constellation Energy’s large retail customer base with FPL Group’s wind and gas generation portfolio largely balances the marketing and generation footprint in that region. If you assume a 55% load factor on peak megawatts, this is a very balanced portfolio. This balanced footprint creates a virtual utility and a powerful competitive position from which to grow over the long haul and some real near-term opportunity.

First, the benefits of generation and asset load balancing and fleet optimization. For example, putting the FPL Group’s fleet to work against Constellation Energy customer load serving can extract often lost fleet value for REC’s, ancillaries and capacity products. Separately, using FPL Group’s generation to satisfy Constellation Energy load obligations avoids hedging costs. For example, if FPL Group’s plants were used to satisfy one-third of Constellation Energy’s NEPOOL and ERCOT load, the combined entity could save $20 million per year by avoiding crossing the bid offer spread with third parties.

So let’s look at slide 28. This chart illustrates how Constellation Energy’s portfolio management and trading profit have been closely correlated to the portfolio scale over the past three years. Expanding portfolio scale will enable more gross margin out of the combined operations in two ways. First, we had at Constellation Energy have found we can reduce the cost of managed risk such as unit outage risk, congestion risk and variable load risk as we increased scale. Second, the larger portfolio inherently has more about embedded option value, which can be harvested over time as commodity prices move. In summary, we have more portfolio management opportunities by putting the two operations together.

Now on slide 29 let me quickly describe a few other complementary competitive skills. Pairing FPL Group’s leading wind business with Constellation Energy’s leading retail business will give us a sophisticated capability to market environmental attributes to end users. The retail business will benefit from the ability to source green power more efficiently than its peers while the plants will see higher margins.

As another example, FPL Group has a proven track record in qualifying facility restructuring while Constellation Energy is heretofore unmined opportunities in its QF portfolio. Finally, combining Constellation Energy’s natural gas capability with FPL Group’s merchant plants in Texas and New England will allow additional optimization of these gas-fired plants. This will be far and away the most effective and efficient competitor in the deregulated markets of this country.

In summary, putting these businesses together creates the potential for revenue synergies in ways heretofore not possible in this industry. We can extract more value from the existing business and create the platform most likely to successfully grow in deregulated markets. This revenue synergies is the most exciting but least quantifiable benefit of this combination.

Now I’ll turn the microphone over to Follin to discuss the financial combination and the sources of cost synergy. Follin Smith.

Follin Smith  -Constellation Energy - EVP, CFO, CAO

Good morning, everyone. Thanks for rearranging your schedules to be with us today. Starting on page 31, let me begin with the compelling starting point for this combination. We present to you this simple addition of our two publicly disclosed growth plans. This does not include synergies or the anticipated favorable effects of purchase accounting. As you can see, the sources of growth are diverse and tangible. They correspond to the growth blocks that Mayo described. Growth in Florida, new wind generation development, repricing of hedges on competitive generation and growth in wholesale and retail competitive supply. Because our sources of growth are multiple and diverse, the resulting earnings profile will be well balanced. The chart on page 32 shows the 2007 estimated combined company earnings before interest but after taxes or EBIAT. This is a non-GAAP measure that fairly reflects the economic contributions of the different businesses while avoiding the arbitrary allocation of interest expense. We’re using it to give you a sense of where the earnings will be coming from. As you can see, the two utilities together will contribute about 46% of total EBIAT and competitive operations will contribute 54%. As you will see in the box on the bottom right, a large portion of the deregulated business has a very low risk profile. We expect about 17% of total EBIAT to come from generation under long-term PPA contracts and another 21% to come from deep in the money and heavily hedged baseload assets by Constellation Energy’s mid-Atlantic fleet.

The competitive supply businesses will contribute the bulk of the remainder. These businesses have strong growth prospects but require relatively little new capital. We think the overall risk profile is a very attractive one. So far I have talked about the simple add up of our two companies, but there will be real synergies as well, both revenue and costs. Mayo spent a bit of time on the revenue synergies. Let me focus on the sources of cost synergy on chart 33.

In competitive supply, adding scale to mid and back office functions and migrating to common systems will lead to lower transaction costs. On the generation side, the benefits of nuclear scale are well-documented and will be substantial. A larger fleet facilitates the fleet optimization approach founded on sharing of best practices. In the utility operations we will not see the level of synergy neighboring utilities would, but we see some synergy potential by taking advantage of greater purchasing leverage, moving to common systems and best practices sharing. Finally in the staff areas commonality and scale will provide further benefits.

This deal is about building the leading competitive energy company, and we expect the vast majority of synergies to come from the deregulated businesses. Of course at this early stage in the merger we do not have a detailed analysis of exactly where all the synergies will occur or the detailed implementation plan to make it happen. However, we completed a responsible preliminary analysis, engaged the best experts in the industry and reviewed benchmarks established by prior transactions. At this stage we are very confident that we will be able to deliver at least $200 to $250 million per year of pre-tax synergies, retained for shareholders by the third year of the combination. These will come roughly one-third in the first year, one-third in the second year and the balance in the third year.

Based on both companies’ previously communicated earnings expectations, this transaction is expected to be accretive to both companies in the first full year of combined operations, excluding transaction and integration costs. We estimate the transaction will be 6% to 8% accretive after year one, excluding costs to achieve and excluding the favorable effect of purchase accounting. Frankly, we think we can do better than this, and we believe you will take confidence in our commitment bearing in mind the strong track record of both management teams in delivering on our commitments. Our combination creates a company with strong cash flow. Our plan is to maintain the FPL Group dividends in effect at the time of closing. After effecting the share exchange, this will result in a significant dividend boost for Constellation Energy’s current shareholders.

Chart 35 sets the shareholder groups side-by-side. FPL’s shareholders will pay a premium of $1.5 billion. They will keep 60% of the synergies in line with their ownership percentage. Including the value of synergies, the transaction will be immediately accretive to FPL’s shareholders. Constellation Energy shareholders will benefit from a number of factors, including the premium they are receiving, synergies and a higher dividend. In addition, as of last week, FPL Group’s P/E on 2007 earnings was roughly 13.5 times consensus while Constellation’s was 11.5 times before last week’s New York Times coverage.

The merger will result in increased P/E for Constellation Energy shareholders. Over time we think a higher valuation multiple and even FPL Group’s current levels should be justified by the new, strong platform. In total, the combination of revenue synergies created by a stronger competitive platform, cost synergies driven by management teams with strong track records of productivity and operational efficiencies and a strong dividend creates a very compelling total shareholder return proposition for both shareholder bases.

Before I wrap up let me comment on the credit profile of the combined entity. We will not be creating earnings growth by sacrificing the combined company’s balance sheet. The transaction will create a company with the strongest balance sheet in the industry. Combined estimated metrics for 2007 on page 36 includes funds from operations to total debt ranging between 31% and 33%, FFO to interest coverage of 6.0 to 6.5 times and debt to total capital of 40% to 42%. We believe credit worthiness is an important element of the long-term competitiveness of the new Company. Both management teams have seen from their own separate experiences how important a strong credit profile can be to competitive positions in a rapidly changing industry and both teams have strong track records of supporting our business strategies with adequate capitalization and being disciplined in financing new activity. We expect to maintain this philosophy towards financial strength going forward.

Now I’ll turn the microphone back over to Lew for some concluding remarks.

Lew Hay  - FPL Group, Inc. - Chairman, President & CEO

Thank you, Follin. We see this as a compelling opportunity to create the U.S. market leader in competitive energy markets. The management teams and company values are well matched with each company contributing complementary assets and skills. The combined entity will enjoy multiple channels of growth balanced by a strong base of moderate risk, cash flow and earnings. And there will be real synergies arising from multiple sources. Over all I think you’ll agree that the combined entity will be well positioned for the opportunities and challenges in the decade ahead.

The timing of the merger closing is dependent upon, among other things, obtaining shareholder and regulatory approvals. We expect straightforward and timely reviews from all agencies. We anticipate that we will be able to obtain the necessary regulatory approvals within the next 9 to 12 months, which would have us closing in the fourth quarter of 2006. We will make the required regulatory filings and file the joint proxy statement in the next few months and plan to put the transaction to shareholders for a vote in the second quarter of 2006. Regulatory approvals should begin to come in in the third quarter and be complete by the end of 2006. Through this process we will be moving forward with developing the transition implementation plans to ensure that as soon as we can close the transaction we will immediately begin integrating the operations. Throughout the process we will communicate significant decisions such as further elaboration on the executive leadership team when made.

Let me leave you with one closing thought. In any transaction of this nature the fundamentals of the deal are important. But so is the credibility of the management teams. Both our management teams take very seriously our commitments to creating value and the result is shown on this chart. Over the past several years both FPL Group and Constellation Energy have significantly outpaced the S&P 500 and the S&P 500 electric utilities index by applying competitive skill sets to the deregulated business, expanding market facing operations to meet customer needs and relentlessly pursuing costs and operational efficiencies. Our commitment to you is to put these two companies together in a way that creates more value for your portfolio than the ownership stakes in the two independent companies could achieve. We think the combination of these two management teams who treat shareholder value as true north will be quite powerful. We thank you for your attention, and we are now ready to take your questions. In asking your questions I would like you to please state your name and your firm and we will take it from there. So I think we have several folks out in the audience who will queue these questions up.

QUESTION AND ANSWER

Greg Gordon  - Citigroup - Analyst

Greg Gordon, Citigroup. A couple quick questions. The first is the earnings mix of the new company based on your projections will be roughly 15% from the competitive supply platform. Do you feel that that is the right mix? Do you think that a lot of the growth on a relative basis comes from that platform, and then when you bought GEXA you had said that given how tough that market has been, and specifically in Texas that you were glad you had only put your toe in the water. Why are you all embracing a much larger percentage of your total company coming from that business, and when it comes to the key multiple of the Company is benefited from historically generally traded at a premium to the group, why do you feel this won’t have a negative impact on the multiple?

Lew Hay  - FPL Group, Inc. - Chairman, President & CEO

Thanks, Greg. I will try to start that one but since you asked about five questions in one, I might not be able to keep track of all of them. First of all, retail. I think there is a big difference between when we bought GEXA and what we’re doing in this deal. GEXA for us was a dipping our toe in the water to really try to learn more about the retail business and to balance out our position in Texas. We had a — we were very long generation in Texas, and we were relying on the markets to sell our output. And as Mayo pointed out in his discussion that by having a balance between the supply-side and the generation side, we can avoid crossing the bid off spread, which is real savings there. We believe we can extract more value from our assets. While GEXA was a very small player in the market, Constellation is the industry leader. They have a proven model, great growth over the last few years, great performance and I think a very nice trajectory going forward. So it actually makes putting our little business and their retail business together should fit very nicely and that should go pretty smoothly. So I will let either Mayo or Follin comment on the growth going forward, but all the growth that we’ve talked about in all facets of the Company I think we will still be maintaining a pretty good balance among the businesses. But without question retail has been one of the fastest-growing pieces of Constellation’s portfolio. So I wouldn’t be surprised to see it grow modestly in proportion to — as a percent of the total businesses’ earnings.

Mayo Shattuck  - Constellation Energy - Chairman, President & CEO

I might just add quickly, Greg, that you’ve heard us say before when we bought NewEnergy, that it was a scale business, and we knew that for several years that we were going to have to create the scale even to the extent of incurring higher levels of cost in order to get there. We branded the name. We have offices in all of the competitive regions. And what transpired over the three years is the position as Lew suggested that really has no peer. And at the same time there is increasing evidence that the nonscale participants really are not doing all that well, and there is reason to believe that scale matters on lots of different fronts. Obviously the regions do open and close. A lot of dynamics to the retail business. But at the end of the day it is a business that needs the credit support of a big balance sheet. And now incrementally I think the real beauty of this transaction is that the marriage between the generation footprint and even getting into environmental direction and that sort, really do offer even more advantages to keep our position solid here. So I think that when we look at the profile of this business in particular it will definitely benefit from the transaction.

Greg Gordon  - Citigroup - Analyst

On that note just a follow-up on that in terms of scale, you’ve done a very conservative transaction with respect to both an all-stock deal, the balance sheet and the coverage ratios look great. Have you talked to the rating agencies yet? It looks to me like this, the quality of this balance sheet you might be overkilling were you to be on credit metrics in order to get all those benefits. And what does it do in terms of changing the amount of cash you got to carry on the balance sheet, one of the concerns on Constellation is if you have to carry a very large cash balance to cover some of your credit issues.

Follin Smith  - Constellation Energy. - EVP, CFO, CAO

 It is way premature, Greg, for me to get into specifics like what the cash balance will be. I spent time in my prepared remarks talking about the philosophy of a strong credit. And I think that is the important guidance that we will use as we move on to strong investment-grade credit. There is a balance you have to be at the level of 40 to 42 percent debt to capital. I don’t know yet. We will be studying that in coming months as we define an implementation plan for the Company.

Lew Hay  - FPL Group, Inc. - Chairman, President & CEO

Want to comment on talking to the credit agencies?

Follin Smith  - Constellation Energy. - EVP, CFO, CAO

We talked to the agencies last week. My belief is they will all be putting out press releases this morning. I see Fitch has already put one out, which was very positive, affirms the ratings of both FPL and Constellation, says the two nonregulated businesses are highly complementary. And all three of them gave us positive feedback on the strategic logic of the deal. And I expect we will see positive comments on all of them.

Paul Fremont  - Jefferies - Analyst

 Paul Fremont, Jefferies. Just a quick clarification. Did I understand you correct that the accretion is 6% to 8% but after the first year? And can you tell us in terms of what the first-year accretion would likely be and is a 6 to 8% something that you achieve in year three or does that happen more quickly than that?

Follin Smith  - Constellation Energy - EVP, CFO, CAO

That happens in year two, and let me just give you some numbers, Paul. Ford, FPL, excuse me, has given — those are our code names that so successfully kept this deal quiet. (laughter) FPL’s stand-alone guidance for 2007 was $3.15 to $3.35 per share. Constellation’s was $4.75 to a $5.00 for 2007 per share. If you go through the mechanics that we’ve laid out for you and you assume that the synergies as I explained earlier of $200 to $250 million retained for shareholders — one-third, one-third, one-third — year one, two and three — you go through those mechanics and you’re going to come up with a revised guidance range for us for 2007 of $325 to $350 for the combined new Company.

Paul Fremont  - Jefferies - Analyst

And one other follow-up question in terms of the synergies — you guys have talked about most of the synergies being on the nonregulated side. If I look at the O&M though, the O&M looks to be a more even split in terms of, it looks like roughly 50% of the O&M is on the utility side, 50% from the non reg side. So is that assumption based on a split, a savings on the regulated side is some of that going back to the customer, or what would account for most of the synergies coming on the nonregulated side?

Lew Hay  - FPL Group, Inc. - Chairman, President & CEO

We believe that proportionally we would expect to see more synergies on the nonregulated side because you don’t have geographically continuous utilities so just factor that in mind. I think beyond that we are very comfortable with the at least $200 to $250 million retained for shareholders. Obviously there is a lot of different ways that you can think about how you might get there. But I think for now we are just very comfortable with that as the range for the retained value on a year three basis.

Lew Hay  - FPL Group, Inc. - Chairman, President & CEO

The next question is one that is over the phone.

Operator

(OPERATOR INSTRUCTIONS) Scott Soler, Morgan Stanley.

Scott Soler  - Morgan Stanley - Analyst

(inaudible)

Operator

Paul Ridzon, KeyBanc Capital Markets.

Paul Ridzon  - KeyBanc Capital Markets - Analyst

I had three questions. The first one is there a breakup fee associated with the transaction? Particularly on page 31, you indicate $220 million of gross margin opportunity from repricing. How much of that is basically the mix and how much is still open? And then lastly if you could give some background about the genesis of this merger. When did you start talking and what did you start talking about?

Lew Hay  - FPL Group, Inc. - Chairman, President & CEO

Why don’t we take those in somewhat reverse order, Paul. From a background standpoint as I think both Mayo and I mentioned, we have been working together in one way or another on industry associations and Capital One’s Board going back I guess three or four years. It was probably early spring, late spring right around the time that the Duke/Cinergy deal was announced that Mayo and I found ourselves together again in a conversation and we were just talking about where we saw the industry going and whether or not there was any potential in doing something with our businesses. And it kind of started out with some slow discussions at that point, just kind of thinking about what the business would look like. And that evolved through a whole series of meetings with Mayo and I over the course of the summer and early fall and it just progressed from there with our teams getting together. I think the first time we had our teams together was in the September timeframe. So we’ve been at it for quite a while, kept it secret up until three days before, but.

Mayo Shattuck  - Constellation Energy - Chairman, President & CEO

I might add the PUHCA got reformed in the middle of all that.

Lew Hay  - FPL Group, Inc. - Chairman, President & CEO

Right, but it helped things then. I think the first part of your question involves breakup fees. We will be filing the merger agreement very shortly. You will see all the details in there but I think you will see that this agreement is fairly standard in terms of deal protection. Both of our boards feel very strongly about this transaction and are committed to getting it done. And in regard to the gross margin on repricing, Follin.

Follin Smith  - Constellation Energy. - EVP, CFO, CAO

 In terms of the 2007 incremental gross margin, FPL is about 85% hedged for 2007. Constellation is too about 85% hedged for 2007. But we’ve also said with respect to Constellation’s unhedged position in 2007 is that the position is very highly balanced in terms of links on power, short on coal. Such that as long as coal and power move in tandem there won’t be a big change in our gross margin projections for 2007.

Operator

(OPERATOR INSTRUCTIONS) Terran Miller, UBS.

Terran Miller  - UBS - Analyst

I was wondering if you can discuss the legal organization, structure and specifically where FPL Group Capital is located and whether or not the nonregulated businesses of Constellation will be added underneath that umbrella.

Lew Hay  - FPL Group, Inc. - Chairman, President & CEO

Moray, do you want to take that?

Moray Dewhurst  - FPL Group, Inc. - VP Finance, CFO

The FPL Group Capital will end up as an indirect subsidiary of Constellation Energy. So FPL Group and the final legal structure will end up as a subsidiary of Constellation Energy and FPL Group Capital will remain below that at this time. We have not gotten as far in thinking about the combined company financing plan as to think about exactly how we may be able to kind of optimize the structure going forward at this stage. So initially at least fully existing legal structure has been the debt associated with them will remain as they are today.

Lew Hay  - FPL Group, Inc. - Chairman, President & CEO

The next question we will take from the audience.

Paul Patterson  - Glenrock Associates - Analyst

Paul Patterson, Glenrock Associates. On slide 9 we get a feel for who is in charge of what, and I just want to clarify it looks like maybe you’re going to be head of the competitive energy business and you’re going to look to the CEO’s Lew, and then Mayo is the Chairman as well. And I’m not completely clear in terms of who is going to be who’s boss exactly; or I mean these are sort of CEOs sometimes have a little larger than average egos, and how do you deal with conflict resolution or anything like that? Or how is that — are you planning on staying on a long time Mayo? Or what is the story with respect to — if you could elaborate just a little further on that and then I have a follow-up question.

Mayo Shattuck  - Constellation Energy - Chairman, President & CEO

It’s probably more appropriate for me to start. Lew is the CEO, and that is clear and should be clear. I think we talked right from the start about our belief that one guy ought to be in charge, and we’ve seen others where that hasn’t been particularly clear. And I think that from my standpoint this is really driven by strategy as those of you know me, I have felt very strongly since I’ve been at Constellation and really coming off the Board of Constellation to help out in the last four years that it has been all about teamwork. I have a phenomenal team. They are the ones who have created all this value over these years and they are going to continue to do so, but I’ve never been one too hung up on titles. I have grown up in a partnership environment and that is what I like working in. And since Lew and I know each other as well as we do, I am perfectly happy to be part of the new team and have operational responsibilities as well. So I am very pleased about the outcome, and I’m probably even more pleased about the fact that I think philosophically Lew and I think in partnership terms. I think we have very, very strong teams on both sides and I see them coming together very well.

Paul Patterson  - Glenrock Associates - Analyst

And then just finally, goodwill and purchase accounting, if you could just give us a little bit more feel for what the goodwill was and the beneficial effect of purchase accounting. As I understand the impacts are not in your accretion guidance.  If you could just give us a little more of a feeling for it.

Follin Smith  - Constellation Energy. - EVP, CFO, CAO

Let me confirm that, Paul. We excluded purchase accounting from the entire presentation that we just gave to you, so you could understand the deal without it. But here’s how it works. FAS 141 requires that Constellation’s opening balance sheet be at fair value — that is the existing Constellation balance sheet be at fair value. The net effect will be to reduce book value by $1.4 billion assuming the transaction closes on January 1, ‘07 and assuming no changes in Constellation’s books or commodity prices after September 30th of ‘05. So the biggest value adjustment is for contracts we entered into in earlier time periods. For example, we’re selling power out of inna at $42 versus the current market value of $70. We hedged the mid-Atlantic fleets at earlier time frames. So if the deal closes at January 1, ‘07 the under market value of Constellation’s contracts will create a liability on the new entity’s books of $2.8 billion. And there are a number of other purchase accounting adjustments for which our initial estimate is an aggregate $500 million increase in the fair market value of assets from book.

Accordingly, the biggest impact is the liability associated with below-market contracts which will be amortized into income over the life of the contracts. At $2.8 billion, liability is offset by a half one billion debt asset write-up. So after tax there is a $1.4 billion stepdown in Constellation’s net assets. Amortization of the liability will add $300 million to net income or about $0.41 in 2007. It adds $200 million or about $0.28 in 2008. And again, let me reiterate that estimate will change potentially significantly between now and closing based on what our book of contracts looks like and what happens to commodity prices between now and close.

Now because the impact is so significant, we expect to cull it out of our periodic reporting. The impact should be relatively immaterial after the fourth year of the combination, and at that point we will stop tracking it, I would expect. Now as to goodwill, the purchase price is $11.5 billion. Constellation’s current book value is $5.7 billion. You reduce that by $1.4 billion to stepdown in book value to fair value that I just described and that implies goodwill of about $7 billion.

Moray Dewhurst  - FPL Group, Inc. - VP Finance, CFO

Let me just emphasize all those numbers are preliminary. As Follin said that is based on data essentially as of September 30th. The one thing we do know is they will change significantly between now and closing. And since the bulk of the purchase price the purchasing accounting effect is associated with the hedges, they roll off relatively quickly after the first few years as Follin indicated, we would expect a net effect of purchase accounting to be immaterial.

Ashar Khan  - SAC Capital - Analyst

Ashar Khan, SAC Capital. More questions for you. As a serious stockholder, the stock was at I believe 62.60 on October — first week of October. And if I go back to your slide 31, Constellation is showing a 20% growth rate from 2005 to 2007 versus a 16% growth rate over here. And the stock has been relatively weak in the 20 day period that you define as the premium 15% over there. So I’m just trying to understand I guess the valuation from the team is obviously much higher; I am just trying to understand the valuation at which the deal was struck versus the long-term prospect of Constellation stand-alone going forward.

Mayo Shattuck  - Constellation Energy - Chairman, President & CEO

 Let me start by giving you the punchline, and the punchline really is that from the Constellation standpoint we now can pursue growth without constraints. It is an important element as you looked into the story that scale, diversification, balance sheet strength, are important elements to doing what we do on the deregulated side. So that the pursuit of this transaction and why the merits made so much sense for us strategically is essentially solving that issue that we can grow without constraints. So technically behind all of that — I mean obviously we had boards and advisers and so forth opining on the fairness of this transaction. That fairness is really predicated on a number of things. One is, is 15% premium over a 20 day average appropriate? Yes from a comparable transaction standpoint it is. It is certainly accretive to both companies at that level. It is dramatically accretive on a dividend front to the Constellation shareholders.

And I think at the end of the day, yes, you cited a ‘06 ‘07 disparity in growth rates between the two companies. You could look at it as to that is what the premium is paid for that disparity, because the growth rates between ‘08 and ‘10 are virtually the same. So I think almost any way you look at it technically it is a fair transaction for both parties. And I think that all of the elements of the transaction, when you look at across the board what kind of Company we are creating, this is essentially a strategic merger. This is not by any means a cash out. This is building what we think will be the premier energy company in the industry.

Ashar Khan  - SAC Capital - Analyst

And just a follow-up, do you have Mayo, a contract under this new entity for a fixed period of time, or are you committed to stay on with the company without any tenure or anything?

Mayo Shattuck  - Constellation Energy - Chairman, President & CEO

The answer is you will see technically those terms in the filing, but yes, I will have an agreement.

Ashar Khan  - SAC Capital - Analyst

Excellent.

Terry Shu – JP Morgan - Analyst

If you can clarify the purchase GAAP accounting again to the extent that you have this stepdown of $1.4 billion because of the out-of-market contracts, I assume there is also an income statement impact on the other side. And when you say that you will carve out the impact because it is a very large number. From an economic earning standpoint, should we just assume that this is just an accounting adjustment because whatever is on the balance sheet has an income statement offset. Is that a fair way to look at it?

Follin Smith  - Constellation Energy. - EVP, CFO, CAO

That is the way I think about it. And we will of course track it for you both ways. We’ll give you GAAP results, and we’ll give you results excluding purchase accounting. And again, the amounts that I have cited were approximately $300 million additive to net income in 2007, about $0.40 per share additive to the earlier 2007 numbers that I cited. And another $0.28 or so in 2008. And it trails down rapidly $0.20 in 09.

Terry Shu – JP Morgan - Analyst

This is a washout so we should think of it really there is no economic changes. These are just accounting entries?

Follin Smith  - Constellation Energy - EVP, CFO, CAO

That’s correct. That’s correct.

Operator

Scott Soler, Morgan Stanley.

Scott Soler  - Morgan Stanley - Analyst

I want to ask a little bit along the same lines as (indiscernible) the question and I (indiscernible) the following. As shareholders of Constellation the earnings growth outlook looks very good through arguably through 2010, is a pretty long-term outlook. In the market (indiscernible) beneficial to Constellation shareholders, could you maybe give us a couple questions we have. One is will there in turn that the C&I business (indiscernible) outlook could not be supported with the mix that you have between nonregulated and regulated in terms of the agencies allowing you to grow? (inaudible) already alluding to and then, is there some vision beyond the next five years regarding the long-term earnings outlook and the actual outlook as how that would have compared to Constellation as a stand-alone entity.

Mayo Shattuck  - Constellation Energy - Chairman, President & CEO

The answer to the question on the limitation of growth as I implied is yes, I think that we had some concern whether it was two years from or five years from now that the requirement to growth and really being able to seek the opportunities on both the wholesale and retail side might be constrained by the moving targets of rating agencies and those kinds of circumstances. We want to be able to pursue that growth. And our sense was that at the same time if we believe that consolidation was going to take place in this industry and Lew and I who have had talks ad nauseum about this issue firmly believe this is going to take place. That we wanted to go out and pick our partner in a way where that partnership allowed us to pursue the growth, allowed us to diversify the business base and effectively seek growth while at the same time not sacrificing anything on the balance sheet strength standpoint. So we’ve got the best balance sheet in the industry as far as I can see from FPL, and that is why the marriage made so much sense.

But I also have to give a very strong recognition to the FPL Energy side of the house. And they have made significant inroads on the competitive side of the market. They’ve made some great acquisitions. They have a trading floor with some great people, and I think the fact is that culturally despite the fact that FPL is so well balanced in its business mix, culturally they are very suited to understand that the business that we’ve been in and that we are pursuing and I think as Lew and I’ve talked over and over again the type of things we can do together are clearly much greater than what we could have done independently. So I think going out and essentially solving that problem early, getting the right partnership, getting to the point where we are the number one in generation assets and well diversified is really, really going to help the wholesale and retail side of the house.

Lew Hay  - FPL Group, Inc. - Chairman, President & CEO

If I could add this is all about creating not only the premier competitive energy company but about creating a winning position. Now you start looking out past 2010 it is hard to say what the growth rate of any business is going to be out there. But I think without question that by doing this transaction, we will have a winning position. And although both companies have been doing well and will have great growth prospects really through the end of the decade and I believe beyond on our own, we both would’ve had to do something to really establish that all the skills and scale that we would need to truly be a winner. And I think we were both vulnerable to other people taking actions that could preempt that. Preempt either of our abilities to get there. Now I would not have bet against either one of us, but this reduces the long-term risk of that business tremendously in my opinion.

Follin Smith  - Constellation Energy - EVP, CFO, CAO

Let me take a stab at this from a more of a numeric perspective. Constellation and the (indiscernible) Constellation was from midpoint to midpoint ‘05 guidance to ‘07 guidance. We have told you it would grow 18% per annum over the next two years, and we told you 10% per annum thereafter likely through the end of the decade. FPL has given guidance of 13% per annum growth from ‘05 to ‘07 and 9-10% thereafter through the end of the decade. So slightly less in the next two years than Constellation, but hardly a shabby growth outlook relative to the rest of the industry, very strong. We said 16% per annum for the next two years pre-synergies. I think you see when you start to bring synergies to the table this is a very strong growth outlook as you put these two businesses together in a way that is truly synergistic. Now not only have you got EPS growth but its going to be essentially comparable to what Constellation had after synergies, you’re going to have a higher dividend, you get a premium upfront. And you have an enhanced valuation in this business as it is put together with a company with a greater balance sheet that can absorb the growth year element. I think in total this is very compelling for Constellation shareholders.

Scott Soler  - Morgan Stanley - Analyst

 Follow-up is the thought that long-term capacity (indiscernible) or in the next (inaudible) in terms of potential M&A in the industry is the thought that this is a created entity which can further consolidate the industry and at 10% long-term growth? How much of that is predicated on the future acquisitions versus what the company could have done as a stand-alone?

Follin Smith  - Constellation Energy - EVP, CFO, CAO

That is organic.

Lew Hay  - FPL Group, Inc. - Chairman, President & CEO

The fact that we view that all as organic but clearly would not rule out other transactions going forward.

Scott Soler  - Morgan Stanley - Analyst

All right. Thank you.

Operator

Vikas Dwivedi, Prudential Equity.

Vikas Dwivedi  - Prudential Equity - Analyst

This might be for Moray. It seems that both companies run their power plants quite well already. What areas are you guys going to really look at to get some of the O&M savings or maintenance capital? And how much will the scale add to achieve some of the synergies hereafter even though it looks like there’s not a big fixer upper story here from the outside.

Moray Dewhurst  - FPL Group, Inc. - VP Finance, CFO

I think you want to divide it between nuclear and everything else, and nuclear we are basically taking two roughly similar sized operators so we are technically doubling the scale. Depending upon how you look at it is a 80, 85% scale curve in nuclear as we have seen it. So that means other things being equal, a 15 to 20% reduction in unit costs in that area. The scale curves tend to be a little flatter in fossil generation but the same effects are there so we would expect to see some O&M benefits and clearly some incremental reliability reflected in higher availability and lower EFOR over time. And even though as you point out both fleets run very well, those relatively modest improvements there are still highly leveraged. So when you start adding them up it becomes significant. Remember that I know we had this conversation before, but you are looking for the accumulation of lots of relatively individually, relatively small areas of advantage. So it is accumulation of all those things that gets you these pretty significant numbers.

Lew Hay  - FPL Group, Inc. - Chairman, President & CEO

I would add that generation is not just a national scale business. It is a regional scale business, and when you start looking at how our portfolios come together just as an example in Mayo’s chart, we don’t have a lot of megawatts of capacity in PJM but we do have some. So arguably we are even though on a national basis we got great scale, FPL has a sub-scale in PJM. I think you could flip it around and say the same thing in Texas for Constellation. So there are still lots of areas where we will be building regional scale positions; I think California is probably true for both of us. So if you can’t just look at it on a total megawatts basis although I agree with everything Moray said in terms of where we see just the typical scale curves for generation. But I think as we get down to that regional level it will be clear that there is even probably more value to extract.

Greg Gordon – Citigroup - Analyst

Mayo, just a follow-up, I think what some of the shareholders are asking is you’re getting under 13 times earnings in terms of the share ratio from Friday’s close on FPL for a company that was claiming that their growth prospects were pretty great. So I think there’s a little sense of frustration there. Is when you’re trying to tell us that what we’re getting in return is a much, much lower risk profile associated with your ability to achieve that growth. And where in the long run can you convince people when they go to grow their shares that in the long run they are getting much, much better value and they should look past that sort of day one P/E multiple and what are they getting?

Mayo Shattuck  - Constellation Energy - Chairman, President & CEO

Yes, I think number one obviously this is a stock exchange, not a cash sale. And so I keep coming back to the notion that it is a strategic merger. You can as you implied I think recognize that the price earnings multiple of Constellation has been to some extent impaired by the perception of his business mix and business risk and diversification and maybe perhaps even scale in a business that is also viewed to have higher levels of potential volatility. Now we believe that we have done what we have told you that we were going to do for four years with respect to managing the business in a way to reduce debt volatility, to deliver on our guidance and as a consequence it leads to things like people perceiving that we in fact over hedge, although philosophically the company has been one where we have decided to hedge the entire business, not just our generation output, but obviously all of the risks that we have in that wholesale and retail side of the house. So if you look at this as a strategic merger with merit, I guess my very strong view is that that in itself will allow a re-rating on behalf of the Constellation shareholders to trade at a higher multiple since we will have the growth with reduced potential volatility.

And I always put potential in front of that because I don’t think we’ve demonstrated a hell of a lot with growth prospects that are really quite similar in the out years with FPL. So to me the combination actually is the perfect balance behind the things that we need and that perceptively should lead to the re-rating of the entire enterprise. And if Lew here is doing his job, which I’m sure he will, my belief is that it should be the premier multiple in the industry given the characteristics of the business. And I know you think that every company believes that, but I think that the elements of this enterprise given what we have just sort of laid at you can certainly show that we could not have done that on our own at Constellation. And I think that that is the point. I appreciate the question.

Paul Fremont  - Jefferies - Analyst

In terms of Constellation, I think we’ve heard in the past the targeted growth level of 10% beyond 2007. From what I can remember this is sort of the first time that we are hearing about sort of a stand-alone growth rate at FPL of 10% beyond 2007. Can you give us an idea on for FPL on a stand-alone basis what the drivers of the pieces of that 10% growth would be?

Lew Hay  - FPL Group, Inc. - Chairman, President & CEO

I’ll start out and let Moray fill in with some of the details, but we’ve been talking ever since September and even earlier than that, but in September we put a little bit more substance behind it. But once we had our rate agreement done in Florida, which had a fair amount of risk associated with it, and not that FPL is going to keep growing at a much different rate than it has in the past, but we feel we will have similar growth as the past and it is probably the best growing electric utility franchise in the nation. But at FPL Energy, given the way that business has been performing, and particularly the — as our hedges roll off, repricing opportunities, as we continue to grow wind and remember we have the production tax credits extended through the end of 2007, that we laid out pretty carefully in this past fall how we expected to be able to grow in the 9 to 10% range through the end of this decade. So a point of access to that. This clearly isn’t the first time we’ve been talking about that kind of growth, and it is very tangible in those several areas.

Lew Hay  - FPL Group, Inc. - Chairman, President & CEO

One thing I’d like to add about this transaction if I could while we are talking about growth, we talked about it in the presentation, but we have a very wide array of areas where there is tangible growth. And when we talk about the deal, I don’t think there are too many companies in our industry who can be talking about real, meaningful and tangible growth opportunities even in 2009 and 2010 and beyond. And I think you all see that kind of growth for us; we all may come to slightly different conclusions about how much that is, but the combination of a strong balance sheet, a very modest risk profile and real growth through 2010 and beyond. And remember there is still substantial growth in 2010 and beyond just by virtue of the fact that we both have plants in our fleet that are hedged out through 2014 even in the case of several of our nuclear plants. There is tremendous real meaningful upside there. And I think it is a powerful growth story.

Paul Fremont – Jefferies - Analyst

(inaudible — microphone inaccessible)

Lew Hay  - FPL Group, Inc. - Chairman, President & CEO

I will repeat the question for those of you who didn’t hear, but Paul mentioned that at FPL we’ve talked about 3 to 4% growth at Florida Power & Light, and that has been a fairly consistent trend. So we said all the rest of the growth for FPL coming from wind growth and no, that is not correct at all, Paul. Take a look at Seabrook. Seabrook we hedged out when we bought it many years. Those hedges are at prices way, way below where what the current market price is. We have hedges on Seabrook that will be rolling off in ‘07 and in ‘08 timeframes that will be picking up based on today’s market prices anywhere from $40 to $50 maybe even a little bit more than that dollars per megawatt hour. That alone is huge. The same is true with some of our other assets, just not nearly to the same extent.

Next question is over the phone.

Operator

Margaret Jones, Citigroup.

Margaret Jones  - Citigroup - Analyst

Could you elaborate a little bit more on what you said earlier about the impact of the different legal entities, of this merger? You had indicated that that would stay at (indiscernible) and that you had not yet walked through all the legal details. Should we take from that that we don’t know at this point what the parent company will be and that we might have a situation where the current FPL group basically remains together and the current Constellation group basically remains together and that potentially a new parent organization?

Moray Dewhurst  - FPL Group, Inc. - VP Finance, CFO

No, I don’t think that’s the way to think about it. I think the way to think about it is initially there will be essentially four or five major groups of debt, there will be net debt Constellation Energy, as there is today. There will be debt at BGE as there is today. There will be debt at Florida Power & Light as there is today. There will be some debt at FPL Group Capital which will be a subsidiary of Constellation Energy, and then the fifth group is within FPL Energy, we have a number of nonrecourse project level deals that we would expect those to remain in place. And our existing stand-alone financing plan calls for additional activity in that area, particularly the Board of new wind growth.

Lew Hay  - FPL Group, Inc. - Chairman, President & CEO

We have time for maybe two more questions.

Terry Shu – JP Morgan - Analyst

If I could ask a follow-up question just on the earnings accretion and the savings, you gave us an ‘07 outlook using consensus for FPL for Constellation and then you also gave the synergy number. Can you elaborate again on the synergy? Are those mainly cost saves? And then I think you said something about a third, a third, a third — if you could clarify that. And is it just the arithmetic kind of doing the two companies pro forma and then plugging in a cost saves that produces the accretion? And the 6% to 7%, is that post ‘07 or beginning in ‘07? I didn’t quite understand.

Follin Smith  - Constellation Energy - EVP, CFO, CAO

I am going to have to make sure I tick them all off here. You asked a lot. But first of all, we took both companies guidance ranges as a starting point and did the addition of both companies’ guidance ranges. As to synergies, we said synergies including revenue and cost. We are comfortable committing right now that there will be $200 to $250 million by the third year, of synergies retained for the shareholders.

Terry Shu – JP Morgan - Analyst

By the third year?

Follin Smith  - Constellation Energy. - EVP, CFO, CAO

By the third year; so that is why we said about one-third of those will come in the first year, about one-third in the second year and the remainder in the third year. 6%to 8% would be the accretion in years two and three.

Terry Shu – JP Morgan - Analyst

Two and three meaning ‘08, 09, not ‘07?

Follin Smith  - Constellation Energy. - EVP, CFO, CAO

Correct.

Terry Shu – JP Morgan - Analyst

And the savings are they regulated, non-regulated?

Follin Smith  - Constellation Energy. - EVP, CFO, CAO

Those are savings retained for the shareholders. So it is after sharing risk, any sharing with utility customers. We have a lot of analysis to do before we make our filings in the first quarter as to precisely what regulated synergies will be. We would rather study that a lot before we talk about what regulated synergies are and what the sharing will be between customers and shareholders.

David Frank – Pequot Capital - Analyst

One last question for Mayo. Clearly this is not a cashing out story. But given your other comments that it was just a matter of time before Constellation grew too big for its own skin, had you examined potentially cashing out and waved that against this option? Had you looked at the multiples you may have been paid by other competitors or private buyers if you guys are put up on the block? And do you feel that this creates more value in the end?

Mayo Shattuck  - Constellation Energy - Chairman, President & CEO

Absolutely think it creates more value; there is not even a doubt in my mind, do we look at everything? Yes, we have. And I think we’ve given lots of considerations as to what we think is likely to happen in the industry as you can imagine. You come up, try to come up with the names that you think you could actually cash out, too. The companies are not that big in this industry relative to some others. And so from that standpoint the likelihood is that most of the mergers in this business will be some stock, maybe some cash but certainly a mix over the course of the forward years. We think that it was our responsibility more than anything else to try to preempt circumstances down the road where you really couldn’t find a strategic partner that accomplished all of the things that so easily are accomplished here. And you know, as Lew jokingly tells me from time to time that he thinks he is selling his company at a discount. So at the end of the day you can always take two perspectives on this thing, where we joke around a bit. But it really is a transaction that shows great balance between the rewards for both shareholder groups. And it is the security and I think this is the main point when you talk about strategic mergers that this is the security that we both think has tremendous value over the long haul. And that is really what we are out to build.

Lew Hay  - FPL Group, Inc. - Chairman, President & CEO

On behalf of both management teams I would like to thank all of you for disrupting your morning schedule and coming to hear what we had to say today. Most of our IR teams will be very active today to answer any of your follow-up questions, and we all look forward to spending some more time with you as this story unfolds. Thanks again. Have a nice, happy holidays.